UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated: July 11, 2014

Commission File Number 001-32520

NEWLEAD HOLDINGS LTD.

(Translation of registrant’s name into English)

NewLead Holdings Ltd.

83 Akti Miaouli & Flessa Str.

185 38 Piraeus Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐ No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐ No  ☒

From April 11, 2014 to July 11, 2014, Ironridge Global IV, Ltd. (“Ironridge”) requested and/or received, as contained in Exhibit A, approximately 125 million shares (adjusted to reflect the 1-for-50 reverse split effective as of May 15, 2014), 46.3 million of which have been requested but not issued, and are therefore not included in the shares outstanding number below. As of July 6, 2014, as previously indicated by NewLead Holdings Ltd. (the “Company”) in a press release dated July 7, 2014, Ironridge had received and/or requested approximately 62 million common shares pursuant to numerous conversions of the Series A Preference Shares pursuant to an irrevocable instruction letter that the Company believes Ironridge continues to abuse. To this end, since July 7, 2014, a mere five business days ago, Ironridge has requested an additional 63 million common shares, further evidencing it never has been and never intended to be a long term investor despite its assertions to the contrary. Ironridge’s actions with respect to requesting no more than 9.99% of the outstanding shares on almost a daily basis and immediately selling such shares into the market is what the Company’s management believes to be damaging to NewLead’s shareholders and an abuse of an irrevocable instruction letter all pursuant to documentation that is subject to an arbitration.

As of July 10, 2014, the Company had approximately 274.5 million shares outstanding.

EXHIBIT A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 11, 2014

NEWLEAD HOLDINGS LTD.

By:	/s/ Michail Zolotas
Name: Michail Zolotas
Title: Chief Executive Officer